Exhibit 11

CORN PRODUCTS INTERNATIONAL, INC. (“CPI”)

Computation of Net Income

Per Share of Common Stock

(All figures are in millions except per share data)	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2010
Average shares outstanding — Basic	75.6	75.5

Effect of dilutive securities:
Stock options and other	1.1	1.1
Average shares outstanding — Assuming dilution.	76.7	76.6

Net income attributable to CPI	$36.9	$117.2

Net income per share of CPI:
Basic	$0.49	$1.55
Diluted	$0.48	$1.53